August 16, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:

MSS Series Trust (the “Registrant”) – CCA Aggressive Return Fund –

Registration Statement on Form N-14

File No.: 333-219416

Acquiring CIK: 0001368578

Target CIK: 0001557802

Accession Number:  0001162044-17-000617

Dear Ms. Browning:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, the following delaying amendment is hereby added at the bottom of the Facing Page of the above-referenced N-14, as filed with the Securities and Exchange Commission on July 21, 2017:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

The delaying amendment replaces the following provision on the above referenced N-14’s cover page:

“It is proposed that this filing become effective on 30 days after filing date pursuant to Rule 488 under the Securities Act of 1933, as amended.”

If you have any questions regarding this delaying amendment, please call Brandon Pokersnik, Secretary for the Trust, at (440) 922-0066 Ext. 109.

Very truly yours,

MSS SERIES TRUST

By: __/s/ Gregory B. Getts_____

President